UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Inogen, Inc.

(Name of Issuer)

Common Stock

(Title of class of securities)

45780L104

(CUSIP number)

December 31, 2017

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: Novo Holdings A/S (formerly known as Novo A/S)
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Denmark

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 3,549,320
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 3,549,320
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,549,320
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 17.0% (1)
12.	Type of Reporting Person: CO

(1)	Based upon 20,870,357 shares of the Common Stock of the Issuer outstanding as of October 31, 2017, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2017.

This Amendment No. 3 amends the Schedule 13G/A filed with the SEC on February 8, 2017.

Item 1.	(a) Name of Issuer:

Inogen, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

326 Bollay Drive

Goleta, CA 93117

Item 2.	(a) Name of Person Filing:

Novo Holdings A/S, a Danish limited liability company, is wholly owned by Novo Nordisk Fonden (the “Foundation”), a Danish commercial foundation. Novo A/S changed its name to Novo Holdings A/S on June 23, 2017. Novo Holdings A/S is the holding company in the group of Novo companies (currently comprised of Novo Nordisk A/S, Novozymes A/S and NNIT A/S) and is responsible for managing the Foundation’s assets, including its financial assets. Based on the governance structure of Novo Holdings A/S and the Foundation, the Foundation is not deemed to have any beneficial ownership of the securities of the Issuer held by Novo Holdings A/S.

(b)	Address or Principal Business Office or, if none, Residence:

Tuborg Havnevej 19

2900 Hellerup, Denmark

(c)	Citizenship or Place of Organization:

Novo Holdings A/S:    Denmark

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

45780L104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	3,549,320	(1)
(b)	Percent of class:	17.0%	(2)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	3,549,320	(1)
	(ii) Shared power to vote or to direct the vote:	0
	(iii) Sole power to dispose or to direct the disposition of:	3,549,320	(1)
	(iv) Shared power to dispose or to direct the disposition of:	0

(1)	Novo Holdings A/S, through its Board of Directors (the “Novo Board”), has the sole power to vote and dispose of the shares beneficially owned by Novo Holdings A/S (the “Novo Shares”). The Novo Board, currently comprised of Sten Scheibye, Francis Michael Cyprian Cuss, Goran Ando, Jean-Luc Butel, Jeppe Christiansen, Steen Riisgaard, Per Wold-Olsen and Lars Rebien Sorensen, may exercise voting and dispositive control over the Novo Shares only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the Novo Shares. Scott Beardsley, a member of the board of directors of the Issuer, is employed as the Managing Partner at Novo Ventures (US) Inc., which provides certain consultancy services to Novo Holdings A/S. Mr. Beardsley is not deemed a beneficial owner of, and does not have a reportable pecuniary interest in, the Novo Shares.
(2)	Based upon 20,870,357 shares of the Issuer’s Common Stock outstanding as of October 31, 2017 as reported in the Issuer’s Form 10-Q filed with the SEC on November 7, 2017.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2018	Novo Holdings A/S

/s/ Peter Haahr
	By:	Peter Haahr
	Its:	Chief Financial Officer